

Mail Stop 4631

November 23, 2016

Via E-mail
Mr. Kuanfu Fan
Chief Financial Officer
China Xuefeng Environmental Engineering Inc.
The Beijing-Hangzhou Grand Canal Service Center
229 Tongda Avenue
Economic and Technological Development Zone
Suqian, Jiangsu Province, P.R. China 223800

      Re: **China Xuefeng Environmental Engineering Inc.**
               Form 10-K for Fiscal Year Ended May 31, 2016
               Filed August 30, 2016
               Form 10-Q for the Quarter Ended August 31, 2016
               Filed October 17, 2016
               Form 10-K/A for Fiscal Year Ended May 31, 2015
               Filed November 15, 2016
               File No. 333-175483

Dear Mr. Fan:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended May 31, 2016

Item 8 - Financial Statements and Supplementary Data, Page 33

Statements of Cash Flows, Page 40

1.   We note your response to comment 2 in our letter dated October 31, 2016. To the extent you are required to return the security deposits you receive from customers under operating lease agreements, it is not clear to us how you determined it is appropriate to

present the receipt of such amounts as cash flows from operating activities. Although it is appropriate to present the receipt of rental payments as cash flows from operating activities, it appears to us it would be more appropriate to present the receipt and return of security deposits as cash flows from financing activities.

Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, Page 73

2.   In your response to comment 6 in our letter dated October 31, 2016, you disclose that since January 4, 2016 Mr. Yuan Li has had written authorization agreements from 72 shareholders of the company and he has decision making power on their behalf such that he has total voting ownership interest of 50.31%. Please amend your filing to correct Mr. Yuan Li's beneficial ownership interest under Item 12. In addition, please include a risk factor related to Mr. Yuan Li's controlling interest or explain why a risk factor is not necessary. Refer to Rule 13d-3 of the Exchange Act.

Form 10-K/A for the Year Ended May 31, 2016

Item 9A – Controls and Procedures, Page 14

3.   We note your response to comment 3 in our letter dated October 31, 2016 and your revised disclosures in Item 9A in your Form 10-K/A. As previously requested and as required, please amend your filing to clearly state management's conclusion, as noted in your response letter, that your internal control over financial reporting was not effective as of May 31, 2016. Refer to Item 308(a)(3) of Regulation S-K.

General

4.   We note your response to comment 7 in our letter dated October 31, 2016. We remind you that, in addition to pro forma financial information, you were also required to provide historical financial statements of Linyi Xuefeng on Form 8-K/A on or before October 18, 2016. Refer to Rule 3-05 of Regulation S-X.

Form 10-Q for the Period Ended August 31, 2016

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies, Page 14

5.   Based on your response to comment 6 in our letter dated October 31, 2016, please address the following:

- Since common control was established by Mr. Yuan Li on January 4, 2016, explain how you determined it is appropriate to include Linyi Xuefeng in your financial statements prior to that date based on the provisions of ASC 805-30;

- Confirm and clarify that the "net asset balance" of Linyi Xuefeng you refer to represents Linyi Xuefeng's cost basis in their assets as determined under US GAAP; and
- Tell us and revise future filings to clarify the specific nature of the assets you acquired from Linyi Xuefeng, including when and how the assets were acquired by Linyi Xuefeng, and provide all the disclosures required by ASC 250-10-50-6 and ASC 805-50-50.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell at (202) 551-3709 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction

Cc: Mr. Joseph M. Lucoksy
     Lucosky Brookman LLP